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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

____ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

_X_ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2010

OR

____ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

____ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Date of event requiring this shell company report__________________

For the transition period from ________________ to __________________

Commission file number 001-34399

SHARPE RESOURCES CORPORATION
(Exact name of Registrant as specified in its charter)

____
(Translation of Registrant's name into English)

CANADA
(Jurisdiction of incorporation or organization)

3258 MOB NECK ROAD
HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Roland M. Larsen, Phone 804-580-8107, rolandlarsen@hughes.net, 3258 Mob Neck Road, Heathsville, VA, 22473
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

COMMON SHARES
(Title of Class)

____
(Title of Class)

SEC 1852 (09-10) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

1

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

_____

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

_____46,619,863 Common Shares_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

_____Yes   __X___No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934.

__X__Yes   ____No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

_____Yes   __X__No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

_____Yes   ____No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check Below)

Large accelerated filer _____   Accelerated filer _____   Non-accelerated filer __X___

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP _____   International Financial Reporting Standards as Issued   Other ____X___
                  By the International Accounting Standards Board _____

If "Other" has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.

___X___ Item 17   _____Item 18

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

_____Yes   __X__No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

_____Yes   _____No

Index

PART I

Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable

Item 2. Offer Statistics and Expected Timetable
Not Applicable

Item 3. Key Information
A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Sharpe Resources Corporation as at and for the fiscal years ended December 31, 2010, 2009, 2008, 2007, and 2006. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiary Sharpe Energy Company.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 12 of the 2010 Consolidated Financial Statements included with this report.

Sharpe Resources Corporation
Consolidated Financial Statement Data
For the Years Ended December 31
(Expressed in US Currency)

	2010	2009	2008	2007	2006
Selected Operating Data					
Revenue	$4,319	$30,663	$43,039	$10,808	$20,885
Operating costs	(161)	(533)	(1,824)	(26,210)	(32,544)
Expenses	(132,363)	(144,033)	(362,710)	(240,425)	(254,968)
Impairment of due from related party	(269,500)	0	0	0	0
Net Income (Loss) for the period	(397,705)	(113,903)	(321,495)	(255,827)	(344,752)
Earnings (Loss) per share basic	($0.01)	($0.00)	($0.01)	($0.01)	($0.01)
Earnings (Loss) per share diluted	($0.01)	($0.00)	($0.01)	($0.01)	($0.01)

	2010	2009	2008	2007	2006
Selected Balance Sheet Data					
Cash and cash equivalents	$8,519	89,138	$239,155	$292,434	$193,235
Total assets	8,519	339,138	493,260	554,548	454,866
Loan claims	564.828	563,818	563,818	563,818	563,818
Share capital	(11,463,430)	(11,463,430)	(11,463,430)	(11,463,430)	(11,174,108)
Deficit	(12,853,964)	(12,456,259)	(12,342,356)	(12,020,861)	(11,765,034)

Currency Exchange Rates
Except where otherwise indicated, all dollar figures in this annual report on Form 20-F, including the financial statements, refer to United States currency. The following table sets forth, for the periods

indicated, certain exchange rates certified by the Federal Reserve Bank of New York for customs purposes as required by section 522 of the amended Tariff Act of 1930. These rates are also those required by the SEC for the integrated disclosure system for foreign private issuers. The information is based on data collected by the Federal Reserve Bank of New York from a sample of market participants. The data are noon buying rates in New York for cable transfers payable in foreign currencies and represent the number of Canadian dollars per one US dollar.

	2011[1]	Year Ended December 31				
		2010	2009	2008	2007	2006
High for the Period	1.0020	1.0776	1.2995	1.2971	1.1852	1.1726
Low for the Period	0.9486	0.9960	1.0289	0.9717	0.9168	1.0989
Average for the Period	0.9765	1.0298	1.1412	1.0659	1.0734	1.1340
Rate at the end of the Period	0.9688	1.0009	1.0461	1.2240	0.9881	1.1652

[1] Based on the period beginning 1/1/11 and ending on 5/31/11.

B. Capitalization and indebtedness.
Not Applicable

C. Reasons for the offer and use of proceeds.
Not Applicable

D. Risk factors.
The operations of the Company involve a number of substantial risks and an investment in the securities of the Company is highly speculative in nature. The following risk factors should be considered:

History of Losses; No Assurance of Profitability
The net loss for the year ending December 31, 2010 was $397,705 as compared to $113,903 for the year ending December 31, 2009 an increase of $283,802.

The net loss for the year ending December 31, 2009 was $113,903 as compared to $321,495 for the year ending December 31, 2008 a decrease of $207,592.

The net loss for the year ending December 31, 2008 was $321,495 as compared to $255,827 for the year ending December 31, 2007 an increase of $65,668.

The net loss for the year ending December 31, 2007 was $ 255,827as compared to the net loss of $344,752 for the year ending December 31, 2006 a decrease of $88,925.

The net loss for the year ending December 31, 2006 was $344,752 as compared to net income of $289,238 for 2005. The difference of $633,990 is the result of the gain on the sale of the West Thrifty Unit in 2005 of $416,320 and a one time management fee of $154,000 paid to a current director and officer for the Corporation in 2006. This transaction was in the normal course of operations and was measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

The Company has accumulated losses of US $12,853,964 since inception.

Extreme Volatility of Coal and Gas Prices
Sharpe's revenues have been dependent upon prevailing prices for coal and gas. Coal and gas prices can be extremely volatile and are affected by the action of foreign governments and international cartels.

In addition, the marketability and profitability of coal and natural gas acquired or discovered is affected by numerous factors beyond the control of Sharpe. Any material decline in prices could result in a reduction of Sharpe's net production revenue. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation.

Highly Competitive Industry
The coal and natural gas industry is competitive in all its phases. Sharpe competes with numerous other participants in the search for, and the acquisition of, coal and natural gas properties and in the marketing of coal and natural gas. Sharpe's competitors include coal companies, which have far greater financial and other resources, staff and facilities than those of Sharpe. Competitive factors in the distribution and marketing of coal and natural gas include price, methods of delivery and reliability of delivery.

No Assurance of Discoveries or Acquisitions
Coal and natural gas acquisition, exploration and development involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that commercial quantities of coal or natural gas will be discovered or acquired by Sharpe.

Uncertainty of Warrant Exercises; Need for Additional Capital
There is no assurance that any of the outstanding share purchase warrants or options will be exercised. Even if all of the outstanding share purchase warrants and options are exercised, Sharpe may still require additional capital to conduct its acquisition, exploration and development activities.

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales
As of December 31, 2010, the Company had outstanding options to purchase an aggregate of 3,100,000 Common Shares. The exercise prices of the outstanding options are Cdn. $0.10. The expiration dates of the outstanding options range from May 15, 2012 to May 8, 2013. At December 31, 2010 the Company had no warrants outstanding. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

No Dividends
The Company has not paid any dividends since its inception and does not anticipate paying dividends in the foreseeable future.

Regulation

The Company's coal and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state and local agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells. The statutes and regulations of certain states limit the rate at which oil and gas can be produced from the Company's properties.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, state and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of state authorities and the landowner. A breach of such regulations and legislation may result in the imposition of fines, penalties, clean-up orders and can affect the location of wells and facilities and the extent to which oil and gas exploration and development is permitted. Non-compliance with these regulations and legislation can be sufficient cause for governmental authorities to withhold approval of drilling and/or operating permits. Sharpe is in material compliance with current environmental laws and regulations.

The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are responsible for releases of hazardous substances found at the site and persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Company is able to control directly the operation of only those wells with respect to which it acts as operator. Notwithstanding the Company's lack of control over wells operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, be attributed to the Company. The Company has no material commitments for capital expenditures to comply with existing environmental requirements.

Risk Inherent to Sharpe's Proposed Mining Activities

1.   Sharpe is engaged in the business of acquiring and exploring coal and other mineral properties in the hope of locating an economic deposit or deposits of minerals. The property interests of the Company are in the exploration stage only and are without a known body of commercial ore. There can be no assurance that the Company will generate any revenues or be profitable or that the Company will be successful in locating an economic deposit of minerals.

2.   There are a number of uncertainties inherent in any exploration and development program, including the location of economic coal deposits, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities. Substantial expenditures will be required to pursue such exploration and development activities. Assuming discovery of an economic ore body, and depending on the type of mining operation involved, several years may elapse from the initial stages of development until commercial production is commenced. New mining operations frequently experience unexpected problems during the exploration and development stages and during the initial production phase. In addition, preliminary reserve estimates may prove inaccurate. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any commercial mining operations.

3.   The Company may become subject to liability for cave-ins and other hazards of mineral exploration against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse effect on the financial position of the Company.

Title to Properties

The validity of unpatented mining claims on public lands, mineral leases and purchased mineral rights is often uncertain and may be contested and subject to title defects.

Conflict of Interest

Certain directors and officers of the Company are also directors and officers of other natural resource and base metal exploration and development companies. As a result, conflicts may arise between the obligations of these directors to the Company and to such other companies.

Dependence on Key Personnel

The Company's success will be dependent upon the services of its President and Chief Executive Officer, Mr. Roland Larsen.

Item 4. Information on the Company
    A. History and development of the company.

Sharpe Resources Corporation (the "Company" or "Sharpe") was incorporated under the Business Corporations Act (Ontario) on April 10, 1980 under the name "Sharpe Energy & Resources Limited". By Articles of Amendment dated November 2, 1984, the Company amended its authorized capital to consist of an unlimited number of common shares and removed restrictions on the issue, transfer or ownership of such shares. By Articles of Amendment dated July 29, 1996, the Company changed its name to Sharpe Resources Corporation.

Sharpe entered the oil and gas business in the United States in early 1994. In 1995, it acquired working and net revenue interests in over 400 oil and gas wells on 250 properties in 11 states and the West

Thrifty waterflood project in Texas. These assets were acquired from the oil and gas division of Figgie International Inc. and were located primarily in the Rocky Mountain and Southwestern United States regions. In 1996, Sharpe sold almost all of its Rocky Mountain interests. In early 1997, Sharpe acquired interests in the Matagorda offshore project.

In 2001, the Company sold all of its offshore, Gulf of Mexico natural gas production and several non-operated onshore petroleum and natural gas properties. In 2002 the Company focused its efforts on its remaining properties in Texas. In 2003, the Company sold 32% of its interest in the West Thrifty Unit Texas properties. The purchaser also took over operations on the properties.

In June, 2005, the company sold its remaining 62% revenue and working interests in the West Thrifty Unit located in Brown County, Texas.

As of May 15, 2006, the Corporation changed its focus away from the Texas oil and gas business to exploration and development for mineral resources and oil and gas in the western US and a focus on coal, coal bed methane and shale gas projects in the northeastern US.

B. Business overview.
In May 2006, the Corporation changed its focus away from Texas based oil and gas business to coal, coal bed methane and shale gas projects in the northeastern US. The Company had been a resource company engaged in oil and gas exploration, and production in the United States since the early 1990's. This effort included the acquisition, exploration and development of oil and gas properties in the United States.

C. Organizational structure.
The Company has one wholly owned subsidiary, Sharpe Energy Company, which is incorporated pursuant to the laws of the State of Virginia. The Company's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Company's public company status.

The terms "Sharpe" or the "Company", as used in this annual report on Form 20-F, refers to Sharpe or the Company and it's wholly owned subsidiaries collectively.

D. Property, plants and equipment.
The registered office of Sharpe Resources Corporation is located at 360 Bay Street, Suite 500, Toronto, Ontario, Canada, M5H 2V6. The principal US office is located at 3258 Mob Neck Road, Heathsville, Virginia 22473.

Item 5. Operating and Financial Review and Prospects
A. Operating results.
Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

The net loss for the year ending December 31, 2010 was $397,705 as compared to the net loss of $113,903 for the year ending December 31, 2009 and is a direct result of an impairment loss on the loan receivable from Standard Energy Company due to the uncertainty with respect to collection.

Revenue decreased from $30,663 for the year ending December 31, 2009 to $4,319 for the year ending December 31, 2010 and represents interest income and various small override interests in petroleum and natural gas properties.

On December 1, 2007, the Corporation entered into an agreement to acquire a 100% interest in Standard Energy Corporation ("Standard"). Standard is a private company related by virtue of its ownership by an officer and director of the Company. Standard's primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia. The purchase price consisted of the forgiveness of the repayment of $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company's common stock. The agreement was subject to regulatory approvals and as of December 31, 2009, the business combination has not been approved. The 2 million shares of the Company's common stock were not issued as of December 31, 2009. Subsequent to the 2009 year end, this transaction was terminated and the receivable due from Standard Energy Company in the amount of two hundred and fifty thousand dollars was written off as uncollectible.

The Company has entered into an option agreement whereby it agreed to an option for RSM to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by RSM a 50/50 joint venture agreement will be entered into by the parties. The optionee of the agreement is RSM which is related to the Company due to the fact that they have common management and directors. On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. The extension allows RSM to incur expenditures of $2,000,000 under the agreement up to December 9, 2011. Once the option is exercised by RSM a formal 50/50 joint venture agreement will be entered into by the parties.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

The net loss for the year ending December 31, 2009 was $113,903 as compared to the net loss of $321,495 for the year ending December 31, 2008 a decrease of $207,592 and is primarily due to the decrease in Stock option compensation from $188,873 for the year ending December 31, 2008 to zero in 2009. General and Administrative expenses also decreased by $31,249.

Revenue decreased from $43,039 for the year ending December 31, 2008 to $30,663 for the year ending December 31, 2009 and represents interest income and various small override interests in petroleum and natural gas properties.

On December 1, 2007, the Corporation entered into an agreement to acquire a 100% interest in Standard Energy Corporation ("Standard"). Standard is a private company related by virtue of its ownership by an officer and director of the Company. The purchase price consisted of the forgiveness of the repayment of $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company's common stock. The agreement was subject to regulatory approvals and as of December 31, 2009, the business combination has not been approved. The 2 million shares of the Company's common stock were not issued as of December 31, 2009. Subsequent to the 2009 year end, this transaction was terminated.

The Company has entered into an option agreement whereby it agreed to an option for RSM to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by RSM a 50/50 joint venture agreement will be entered into by the parties. The optionee of the agreement is RSM which is related to the Company due to the fact that they have common management and directors. On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. The extension allows RSM to incur expenditures of $2,000,000 under the agreement up to December 9, 2011.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The net loss for the year ending December 31, 2008 was $321,495 as compared to the net loss of $255,827 for the year ending December 31, 2007 an increase of $65,668. Operating expenses decreased by $24,386 however General and Administrative expenses increased by $38,705. There was an increase of $98,641 in Stock-option compensation from $90,232 for the year ending December 31, 2007 to $188,873 for the year ending December 31, 2008. On May 8, 2008, the Corporation granted options to purchase a total of 1,700,000 common shares to directors and officers of the Corporation. The options are exercisable at $0.10 (Canadian) and expire on May 8, 2013. For the purposes of the 1,700,000 options, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 161.3%; risk-free interest rate of 3.04% and an expected average life of 5 years. The estimated value of $188,873 was recorded as a debit to stock-option compensation and a credit to contributed surplus.

Revenue increased from $10,808 for the year ending December 31, 2007 to $43,039 for the year ending December 31, 2008 and represents interest income and various small override interests in petroleum and natural gas properties.

On December 1, 2007, the Corporation entered into an agreement to acquire a 100% interest in Standard Energy Corporation ("Standard"). Standard's primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia. Details of the proposed acquisition are included in Note 10(a) of the Consolidated Financial Statements for the Years Ended December 31, 2008, 2007, 2006. The purchase price consists of the forgiveness of the repayment of US $250,000 demand promissory note owing from Standard to the Corporation and the issuance of 2 million shares of the Corporation's common stock.

On June 12, 2008, the Corporation announced that RSM has reached an agreement in principle with the Corporation to jointly develop and operate a number of coal projects. To enter into the transaction RSM has agreed in principle to advance to the project up to $2 million to facilitate the startup.

Roland M. Larsen is the Chief Executive Officer of both RSM and the Corporation. In order to conduct the negotiations and settlement of definitive agreements in this connection, the board of RSM has appointed an independent committee of directors to evaluate finalize and recommend the transaction to the Board of Directors of RSM if warranted. It is anticipated that the business will operate as a joint venture between the companies at least at the outset. A joint venture agreement was completed and executed by both Boards' of Directors on November 12, 2008.

In an effort to achieve diversity within its natural resource portfolio RSM has entered into the joint venture program mentioned above focused initially on the eastern Kentucky coal fields with the Corporation. The joint venture will involve the opportunity for RSM to earn a 50% interest in coal projects that Standard has acquired or holds under option agreements. RSM can earn its 50% interest by advancing four projects to production over the next 12 months. The agreement is subject to regulatory approvals and as of December 31, 2008, the joint venture has not been so approved.

B. Liquidity and capital resources.
Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009
The Corporation's cash balance at December 31, 2010 was $8,519 compared to $89,138 at December 31, 2009. Total assets at December 31, 2010 were $8,519 compared to $339,138 at December 31, 2009.

Total liabilities increased $67,086 in the year of 2010 going from $876,632 at December 31, 2009 to $943,718 at December 31, 2010. The increase is the direct result of an increase in accounts payable.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008
The Corporation's cash balance at December 31, 2009 was $89,138 compared to $239,155 at December 31, 2008. Total assets at December 31, 2009 were $339,138 compared to $493,260 at December 31, 2008.

Total liabilities decreased from $916,851 at December 31, 2008 to $876,632 at December 31, 2009 a decrease of $40,219. Accounts payable decreased from $192,327 at December 31, 2008 to $175,760 at December 31, 2009. The Current portion of due to related parties decreased from $74,708 at December 31, 2008 to $25,400 at December 31, 2009.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The Corporation's cash balance at December 31, 2008 was $239,155 compared to $292,434 at December 31, 2007. Total assets at December 31, 2008 were $493,260 compared to $554,548 at December 31, 2007 a decrease of $61,288.

Total Current Liabilities decreased from $845,517 at December 31, 2007 to $830,853 at December 31, 2008. Accounts payable and accrued liabilities increased from $147,486 at December 31, 2007 to $192,327 at December 31, 2008 an increase of $44,841.

C. Research and development, patents and licenses, etc.
See Item 4. D. above.

D. Trend information.
See Items 3. D. and 4. D. above.

E. Off-balance sheet arrangements.
There are no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations.

Contractual Obligations		Payments by Period			
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long Term Debt	$111,654[*]	$44,378	$67,276		

[*] See item (iii) in Note 7 of the audited Consolidated Financial Statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 of the Corporation.

G. Safe Harbor
Not applicable

Item 6. Directors, Senior Management and Employees
A. Directors and senior management.
The following table sets out the names of and related information concerning each of the officers and directors of Sharpe Resources.

NAME	OFFICE HELD	SINCE
Roland M. Larsen Richmond, Virginia	President, Chief Executive Officer and Director	1993
Kimberley Koerner[1] Brambleton, Virginia	Treasurer and Director	2002
Troy Koerner Brambleton, Virginia	Director	2002

[1.]   Kimberly Koerner is the daughter of Roland Larsen and the wife of Troy Koerner.

The following discussion provides information on the principal occupations of the above-named directors and executive officers of the Company within the preceding five years.

Roland M. Larsen
Mr. Roland M. Larsen, President, has more than 30 years of experience in the natural resources, both in exploration and management roles. Earlier in his career, he worked with BHP Minerals International, Inc. for a period of ten years, where he was the Exploration Manager for the Eastern United States and the North Atlantic Region. Prior to that he was the Senior Geologist for NL Industries, Inc. and NL Baroid Petroleum Services. In addition, he has several years of experience working with consulting engineering firms including Derry, Michner and Booth, and Watts Griffis & McOuat Limited. He is a member of the Society of Economic Geologists, the American Institute of Professional Geologists, and the American Institute of Mining, Metallurgy, and Exploration, Inc. Mr. Larsen holds a B.Sc. and M.Sc. degrees in geology.

Kimberly Koerner
Ms. Koerner is a consulting financial analyst from northern Virginia. Since graduating with a B. A. in Business Administration from the University of South Carolina - Columbia in 1991, she has been employed with NPES of Reston, Virginia and Sharpe Energy Company of Houston, Texas

Troy Koerner
Mr. Koerner has been an analyst with E-Trade Advisory Services Inc. since August, 2002. From November 2000 to April 2002, Mr. Koerner served as an Equity Analyst with Lehman Brothers Inc. Prior to joining Lehman Brothers, he was in the Global Credit department of JP Morgan Company, Inc.

B. Compensation.
Compensation of Officers
The following table summarizes, for the three most recently completed financial years of the Corporation, information concerning the compensation earned by the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation, each the Corporation's three most highly compensated executive officers of the Corporation who was serving as an executive officer as at the end of the most recently completed financial year or who was not serving as an officer of the Corporation at the end of the most recently completed financial year-end, and whose aggregate compensation exceeded $150,000, (the "Named Executive Officer").

Name and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term incentive plans			
Roland Larsen President	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2008	Nil	Nil	$55,548[1]	Nil	Nil	Nil	Nil	$55,548

Notes:
(1)   Options to acquire 500,000 common shares at an exercise price of $0.10 per share expiring May 8, 2013. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 161.3%; risk-free interest rate of 3.04% and an expected average life of 5 years.

No options were exercised by the Named Executive Officer during the twelve months ended December 31, 2010.

Long-Term Incentive Plan
The Company does not have a Long-Term Incentive Plan for the Named Executive Officers, other than stock options granted from time to time by the board of directors under provisions of the stock option plan.
Stock Option Plan
The purpose of this plan (the "Plan") is to develop the interest of bona fide Officers, Directors, Employees, Management Corporation Employees, and Consultants of Sharpe Resources Corporation and its subsidiaries (collectively, the "Company") in the growth and development of the Company by

providing them with the opportunity through stock options to acquire an increased proprietary interest in the Company.

The Plan is administered by the Board of Directors of the Company, or if appointed, by a special committee of Directors appointed from time to time by the Board of Directors of the Company (such committee, or if no such committee is appointed, the Board of Directors of the Company, is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the Board of Directors.

The Committee may from time to time designate bona fide Directors, Officers, Employees, Management Corporation Employees and Consultants of the Company (or in each case their personal holding companies) (collectively, the "Optionees"), to whom options ("Options") to purchase common shares ("Common Shares") of the Company may be granted, and the number of Common Shares to be optioned to each, provided that:

(a)   the total number of Common Shares issuable pursuant to the Plan shall not exceed 10% of the issued and outstanding Common Shares, subject to adjustment as set forth in section 10 hereof, and further subject to the applicable rules and regulations of all regulatory authorities.

(b)   the number of Common Shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the Outstanding Common Shares;

(c)   the number of Common Shares reserved for issuance, within a one-year period, to any one Consultant of the Company may not exceed 2% of the Outstanding Common Shares;

(d)   the aggregate number of Common Shares reserved for issuance, within a one-year period, to Employees or Consultants conducting Investor Relations Activities may not exceed 2% of the Outstanding Common Shares; and

In the case of Options granted to Employees, Consultants, or Management Corporation Employees, the Company represents that the Optionee is a bona fide Employee, Consultant or Management Corporation Employee, as the case may be.

Outstanding Share-based awards and option based awards
The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year. This includes unexercised options held by the Named Executive Officers during 2010 and the value of unexercised options held by the Named Executive Officers as at December 31, 2010. The Company does not have a share-based plan.

	Option-based Awards				Share-based Awards	
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or unites of shares that have not vested(#)	Market or payout value of share-based awards that have not vested ($)
Roland M. Larsen	500,000 1,000,000	$0.10 $0.10	May 08, 2013 May 15, 2012	Nil Nil	N/A	N/A

Incentive plan awards – value vested or earned during the year

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officer's during the year ended December 31, 2010.

Name	Option-based awards- Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Roland Larsen	Nil	Nil	Nil

The Company has no pension plan.

Termination and change of control benefits
There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

Compensation of Directors
The Directors have no standard compensation arrangements, or any other arrangements, with the Company, except as herein disclosed. The Directors had no other arrangements with the Company where they were compensated for services as consultants or experts by the Company or its subsidiaries during the financial year ended December 31, 2010. Executive Officers of the Company who also act as

Directors of the Company do not receive any additional compensation for services rendered in such capacity, other than as paid by the Company to such Executive Officers in their capacity as Executive Officers. See "Summary of Compensation" above.

The following table provides details with respect to compensation paid to, or earned by the Directors of the Company who were not Named Executive Officers as at December 31, 2010:

Name and Principal Position	Year	Fees ($)	Share-based awards ($)	Option-based awards ($)	Annual Incentive Plans Long-term incentive plans	Pension value ($)	All other compensation ($)	Total Compensation ($)
Kimberly Koerner Director/Treasurer	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2008	Nil	Nil	$55,548[1]	Nil	Nil	Nil	$55,548
Troy Koerner Director	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2008	Nil	Nil	$56,395[2]	Nil	Nil	Nil	$56,395

Notes:

(1) Options to acquire 500,000 common shares at an exercise price of $0.10 per share expiring May 8, 2013. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 161.3%; risk-free interest rate of 3.04% and an expected average life of 5 years.

(2) Options to acquire 1,000,000 common shares at an exercise price of $0.10 per share expiring May 15, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 153.8%; risk-free interest rate of 4.21% and an expected average life of 5 years.

Outstanding Option-Based Awards - Directors

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year. This includes unexercised options held by the Directors during 2010 and the value of unexercised options held by the Directors who were not Named Executive Officers as at December 31, 2010. The Company does not have a share-based plan.

	Option–based Awards				Share –based Awards	
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or unites of shares that have not vested(#)	Market or payout value of share-based awards that have not vested ($)
Kimberly Koerner	500,000	$0.10	May 08, 2013	Nil	N/A	N/A
	600,000	$0.10	May 15, 2012	Nil		
Troy Koerner	500,000	$0.10	May 08, 2013	Nil	N/A	N/A

Incentive plan awards – value vested or earned during the year

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officer's during the year ended December 31, 2010.

Name	Option-based awards- Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Kimberly Koerner	Nil	Nil	Nil
Troy Koerner	Nil	Nil	Nil

Other Compensation

Other than as set forth herein, the Company did not pay any other compensation to the Executive Officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the financial year ended December 31, 2010.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	3,100,000	$0.10	1,761,986
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	3,100,000	$0.10	1,761,968

The only compensation plan under which equity securities of the Company are authorized for issuance is the Stock Option Plan.

Compensation Policy

The executive compensation policy of the Company is determined with a view to securing the best possible talent to run the Company. Executives expect to reap additional income from the appreciation in the value of the Common Shares they hold in the Company, including stock options.

Salaries are commensurate with those in the industry with additional options awarded to executive officers in lieu of higher salaries. Bonuses may be paid in the future for significant and specific achievements, which have a strategic impact on the fortunes of the Company. Salaries and bonuses are determined on a judgmental basis after review by the board of directors of the contribution of each individual, including the executive officers of the Company. Although they may be members of the board of directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus. In certain cases, bonuses of certain individuals, other than the executive officers, may be tied to specific criteria put in place at the time of engagement.

The grant of stock options under the Company's Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with and contribution to the Company.

C. **Board practices.**

Responsibilities of the Board of Directors

The Board recognizes it is responsible for the stewardship of the business and affairs of the Company and has adopted a set of principles and practices setting out its stewardship responsibilities. Under its mandate, the Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of a strategic direction for the Company by reviewing, on an annual basis, the Company's principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks. On an ongoing basis, the Board also reviews with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities. The performance of management, including the Company's Chief Executive Officer, is also supervised to ensure that the affairs of the Company are conducted in an ethical manner. The Board, directly and through its committees, ensures that the Company puts in place, and reviews at least on an annual basis, comprehensive communication policies to address how the Company (i) interacts with analysts, investors, other key stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations. Finally, the Board monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded.

The Board from time to time delegates to senior executives the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. According to the Company's policy, investments and other similar expenditures above the specified limits, including major capital projects as well as material transactions outside the ordinary course of business, whether on or off balance sheet, are reviewed by, and subject to, the prior approval of the Board.

CORPORATE GOVERNANCE

Following are the principles of the Company's corporate governance arrangements:

- Subject to the relatively small size of the Company and to business needs, the size of the Board must be kept to a sufficiently low number to facilitate open and effective dialogue and full participation and contribution of each Director.
- The Board must function as a cohesive team, with shared responsibilities and accountabilities that are clearly defined, understood and respected.
- The Board must have the ability to exercise all its supervisory responsibilities independent of any influence by management.
- The Board must have access to all the information needed to carry out its full responsibilities. Information must be available in a timely manner and in a format conducive to effective decision making.
- The Board must develop, implement, and measure effective corporate governance practices, processes and procedures.

Election of Directors and Officers

The Company's articles provide for a minimum of three and a maximum of seven directors, to be elected yearly and to hold office until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed. The whole board is elected at each annual meeting, and all directors then in office must retire, but, if qualified, are eligible for re-election. If an election of directors is not held at the proper time, the directors continue in office until their successors are elected or appointed. Each officer continues to hold office until the appointment of officers at the first meeting of the board of directors after the election of directors and, in default of the appointment of officers at such meeting, continues to hold office after such meeting. In the absence of written agreements to the contrary, the board may remove at its pleasure any officer of the Company.

Committees of the Board

There are currently two committees of the board of directors. The board does not have, nor does it currently intend to form, a nominating committee. It is the view of the board of directors that its current size (three) is small enough to make such additional committees counter productive. In addition to regularly scheduled meetings of the board, its members are in continuous contact with one another and with the members of senior management. If the size of the board were to be enlarged or if the Company were to undergo a substantial change in its business and operations, consideration would at that point be given to the formation of additional committees, including a nominating committee.

AUDIT COMMITTEE

The charter of the Corporation's audit committee charter is as follows:

1. Establishment of Audit Committee: The board of directors of the Corporation hereby establishes a committee to be called the Audit Committee. The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

a) Identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;
b) Monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;
c) Monitor the independence and performance of the Corporation's external auditors;
d) Provide an avenue of communication among the external auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Corporation's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

2. Membership: The Audit Committee will be comprised of three or more directors as determined by the Board and the make-up of which shall satisfy applicable independence requirements of applicable securities regulatory authorities. Members shall be appointed annually from among the members of the Board of Directors. The Chair of the Audit Committee shall be appointed by the board of directors. All members of the Audit Committee shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time. The following board members have been appointed to serve on the Audit Committee as follows:

| Kimberly L. Koerner (Chair) |
| Roland Larsen |
| Troy Koerner |

3. The role of the Audit Committee is to provide oversight, and, in such a role, it has the powers set forth in this Charter. While being financially literate, the members of the Committee are generally not accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are prepared in accordance with generally accepted accounting principles. Nor is it the duty of the Audit Committee to conduct investigations and to assure compliance with any laws and regulations and the Company's business conduct guidelines. These matters are the responsibility of management and, in certain cases, the external auditor.

4. Mandate: The Audit Committee shall, in addition to any other duties and responsibilities specifically assigned or delegated to it from time to time by the board of directors:

a) Meet with the independent external auditors (the "auditors") and the senior management of the Corporation to review the year-end audited financial statements of the Corporation which require approval by the board of directors, prior to the issuance of any press release in respect thereof;
b) Review with senior management and, if necessary, the auditors, the interim financial statements of the Corporation prior to the issuance of any press release in respect thereof;
c) Review the MD&A and press releases containing financial results of the Corporation;
d) Review all prospectuses, material change reports and annual information forms;
e) Review the audit plans and the independence of the auditors;

f) Meet with the auditors independently of management;

g) In consultation with senior management, review annually and recommend for approval by the board of directors:

> (i) the appointment of auditors at the annual general meeting of shareholders of the Corporation;
>
> (ii) the remuneration of the auditors; and
>
> (iii) pre-approve all non audit services to be provided to the Corporation by the external auditor;

h) review with the auditors:

> (i) the scope of the audit;
>
> (ii) significant changes in the Corporation's accounting principles, practices or policies; and
>
> (iii) new developments in accounting principles, reporting matters or industry practices which may materially affect the financial statements of the Corporation;

i) review with the auditors and senior management the results of the annual audit, and make appropriate recommendations to the board of directors, having regard to, among other things:

> (i) the financial statements;
>
> (ii) management's discussion and analysis and related financial disclosure contained in continuous disclosure documents;
>
> (iii) significant changes, if any, to the initial audit plan;
>
> (iv) accounting and reporting decisions relating to significant current year events and transactions;
>
> (v) the audit findings report and management letter, if any, outlining the auditors' findings and recommendations, together with management's response, with respect to internal controls and accounting procedures; and
>
> (vi) any other matters relating to the conduct of the audit, including the review and opportunity to provide comments in respect of any press releases announcing year end financial results prior to issue and such other matters which should be communicated to the Audit Committee under generally accepted auditing standards;

j) Review with the auditors the adequacy of management's internal control procedures and management information systems and inquiring of management and the auditors about significant risks and exposures to the Corporation that may have a material adverse impact on the Corporation's financial statements, and inquiring of the auditors as to the efforts of management to mitigate such risks and exposures;

k) Monitor policies and procedures for reviewing directors' and officers' expenses and perquisites, and inquire about the results of such reviews;

l) Review and approve written risk management policies and guidelines including the effectiveness of the overall process for identifying the principal risks affecting financial reporting;

m) Review issues relating to legal, ethical and regulatory responsibilities to monitor management's efforts to ensure compliance Including any legal matters that could have a significant impact on the Corporation's financial statements, the Corporation's compliance with applicable laws and regulations and inquiries received from regulators of governmental agencies; and,

n) Establish procedures for:

a. the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

b. the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

5. Administrative Matters: The following general provisions shall have application to the Audit Committee:

a) A quorum of the Audit Committee shall be the attendance of two members thereof present in person or by telephone. No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present or by a resolution in writing signed by all the members of the Audit Committee. Meetings of the Audit Committee shall be held at least annually and more often as the Chair of the Audit Committee may determine;

b) Any member of the Audit Committee may be removed or replaced at any time by resolution of the directors of the Corporation. A member of the Audit Committee shall ipso facto cease to be a member of the Audit Committee upon ceasing to be a director of the Corporation. The board of directors, upon recommendation of the Corporate Governance Committee, may fill vacancies on the Audit Committee by appointment from among its members. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, each member of the Audit Committee shall hold such office until the close of the annual general meeting of shareholders of the Corporation next following the date of appointment as a member of the Audit Committee or until a successor is duly appointed. Any member of the board of directors who has served as a member of the Audit Committee may be re-appointed as a member of the Audit Committee following the expiration of his term;

c) The Audit Committee may invite such officers, directors and employees of the Corporation as it may see fit from time to time to attend at meetings of the Audit Committee and to assist thereat in the discussion of matters being considered by the Audit Committee. The independent auditor of the Corporation is to appear before the Audit Committee when requested to do so by the Audit Committee;

d) The time at which and the place where the meetings of the Audit Committee shall be held, the calling of meetings and the procedure at such meetings shall be determined by the Audit Committee, having regard to the by-laws of the Corporation. A meeting of the Audit Committee may be held at any time without notice if all of the members are present or, if any members are absent, those absent have waived notice or otherwise signified their consent in writing to the meeting being held in their absence;

e) The Chair shall preside at all meetings of the Audit Committee and shall have a second and deciding vote in the event of a tie, provided that, in the event of a tie vote when only two members of the Audit Committee are present at a particular meeting, the matter shall be resolved by a future vote of members of the Audit Committee at which more than two members are present. In the absence of the Chair, the other members of the Audit Committee shall appoint one of their members to act as Chair for the particular meeting;

f) Notice of meetings of the Audit Committee may be given to the auditor of the Corporation and shall be given in respect of meetings relating to the annual audited financial statements. The auditor has the right to appear before and to be heard at any meeting of the Audit Committee. Upon the request of the auditor, the Chair of the Audit Committee shall convene a meeting of the

Audit Committee to consider any matters which the auditor believes should be brought to the attention of the directors or shareholders of the Corporation;

g) The Audit Committee shall report to the directors of the Corporation on such matters and questions relating to the financial position of the Corporation or any affiliates of the Corporation as the directors of the Corporation may from time to time refer to the Audit Committee;

h) The members of the Audit Committee shall, for the purpose of performing their duties, have the right of inspecting all the books and records of the Corporation and its affiliates and of discussing such books and records in any matter relating to the financial position of the Corporation with the officers, employees and auditor of the Corporation and its affiliates;

i) Minutes of the Audit Committee will be recorded and maintained and the Chair of the Audit Committee will report to the board of directors on the activities of the Audit Committee and/or the minutes will promptly be circulated to the directors who are not members of the Audit Committee or otherwise made available at the next meeting of directors;

j) The Chair of each meeting of the Audit Committee shall appoint a person to act as recording secretary to keep the minutes of the meeting. The recording secretary need not be a member of the Audit Committee;

k) Unless the Audit Committee has been provided with express instructions from the board of directors, the Audit Committee shall function primarily to make assessments and determinations with respect to the purposes mandated herein and its decisions shall serve as recommendations for consideration by the board of directors.

l) The Audit Committee is a committee of the Board of Directors and is not and shall not be deemed to be an agent of the Company's shareholders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders of the Company or other liability whatsoever.

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development, maintenance, and disclosure of the Company's corporate governance practices. The mandate of the committee includes:

- developing criteria governing the size and overall composition of the Board;
- conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees;
- recommending new nominees for the Board (in consultation with the Chairman and the Chief Executive Officer); and
- recommending the compensation of directors
- ensuring that the Company's policy on disclosure and insider trading, including communication to the different stakeholders about the Company and its subsidiaries, documents filed with securities regulators, written statements made in documents pertaining to the Company's continuous disclosure obligations, information contained on the Company's Web site and other electronic communications, relationships with investors, the media and analysts is timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.

The committee also coordinates the annual evaluation of the Board, the committees of the Board and individual directors. All issues identified through this evaluation process are then discussed by the

Corporate Governance Committee and are reported to the Board. Finally, it also has the responsibility for annually initiating a discussion at the Board level on the performance evaluation and remuneration of the President and Chief Executive Officer.

Conflicts of Interest

Some of the directors and officers of the Company also serve as directors and officers of other companies involved in the resource exploration sector. Consequently, there exists a possibility for any such officer or director to be placed in a position of conflict. Each such director or officer is subject to fiduciary duties and obligations to act honestly and in good faith with a view to the best interests of the Company.

Similar duties and obligations will apply to such other companies. Thus any future transaction between the Company and such other companies will be for bona fide business purposes and approved by a majority of disinterested directors of the Company.

D. **Employees.**
In addition to the officers and directors, the Company has one part-time administrative assistant.

E. **Share ownership.**

Name	Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised[1]
Roland M. Larsen Richmond, Virginia	President, CEO & Director	5,277,720
Kimberley Koerner Brambleton, Virginia	Treasurer & Director	3,518,480
Troy Koerner Brambleton, Virginia	Director	2,638,860

1. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective individuals.

Item 7. **Major Shareholders and Related Party Transactions**
A. **Major Shareholders**
The following table shows as at June 29, 2011 each person who is known to the Company, or its directors and officers to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted.

Name of Shareholder	Securities Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of the Company [1]
CDS & Co. [2] Toronto, Ontario	24,207,266 Common Shares	51.925%
Roland M. Larsen Richmond, Virginia	5,277,720 Common Shares	11.321%

(1)   Based on 46,619,863 Common Shares issued and outstanding as at December 31, 2010.
(2)   This is a nominee account. To the knowledge of the Company, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

B. Related party transactions.

Following is a summary of the related party transactions of the Corporation for the last three years ending December 31:

	2010	2009	2008
Due from related party[1]	0	250,000	$250,000
Due to related party			
Roland M. Larsen[2]	25,400	25,400	$25,400
Royal Standard Minerals Inc.[3]	111,654	111,654	110,306
Kentucky Standard Energy[4]	Nil	Nil	25,000

[1]   Standard Energy Company is a private company related by virtue of its ownership by an officer and director of the Company. The loan receivable was unsecured, non-interest bearing and no date was set for its repayment. In the current year an impairment loss was recognized on the loan receivable due to the uncertainty with respect to collection.

[2]   This loan is payable to an officer and director of the Company. It is unsecured, bearing interest at 8% and has no date set for its repayment. The interest payable on this loan has been accrued but has not yet been paid.

[3]   Royal Standard Minerals Inc. is a related company by virtue of common management and common directors. The loan payable was unsecured, non-interest bearing and had no date set for its repayment.

On September 9, 2008, the Company entered into an initial agreement with RSM for the repayment of the loan. The Company had executed a promissory note (the "Note") in favor of RSM that provides for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principle payment of $42,499 was due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full. For the year ended December 31, 2009, the Company accrued interest of $2,841 (2008 - $1,493) on this liability.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company as disclosed in Note 10(b) of the audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008. As consideration for this extension, RSM cancelled the Note received from the Company and received a new promissory note in the amount of $133,134 which is non-interest bearing payable in three equal installments of $44,378 on September 9, 2011, 2012 and 2013. Netted against the due to related parties, Royal Standard Minerals Inc. is a balance due from related parties, Royal Standard Minerals Inc. in the amount of $21,480 (2009 - $21, 480).

4. This loan was payable to Kentucky Standard Energy Company with which the Company has common management and common directors. It is unsecured, non-interest bearing, and was repaid in February, 2009.

These transactions are in normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties).

C. Interests of experts and counsel.
Not Applicable.

Item 8. Financial Information
  A.   Consolidated Statements and Other Financial Information
Following is a list of financial statements filed as part of the annual report under Item #17:

- Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2010, 2009, 2008
- Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2010 and 2009
- Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2010, 2009, 2008
- Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2010, 2009, 2008
- Notes to the Consolidated Financial Statements of Sharpe Resources Corporation
- Management's Discussion and Analysis

The consolidated financial statements of Sharpe Resources Corporation were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #12 of the notes to the consolidated financial statements of Sharpe Resources Corporation.

B.   Significant Changes.

a) On December 1, 2007, the Company entered into an agreement to acquire 100% interest in Standard Energy Company ("Standard"). Standard is a private company related by virtue of its ownership by an officer and director of the Company. Standard's primary asset includes 100% ownership in all of the coal seams on more than 17,000 acres in Preston County, West Virginia. Standard and the Company were also applying for up to 10 drilling permits to test the property.

The purchase price consisted of the forgiveness of the repayment of US $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company's common stocks. During the current fiscal year, this transaction was terminated. The 2 million shares of the Company's common stock were not issued.

b) On June 12, 2008, the Company announced that Royal Standard Minerals Inc. ("RSM") had reached a letter of intent agreement in principle with the Company to jointly develop and operate a number of coal projects. To enter into the transaction RSM has agreed in principle to advance to the projects up to $2 million to facilitate the startup.

Roland M. Larsen is the Chief Executive Officer of both RSM and the Company. In order to conduct the negotiations and settlement of definitive agreements in this connection, the board of RSM has appointed an independent committee of directors consisting of Robert N. Granger (chairman), Mackenzie I. Watson and James C. Dunlop to evaluate, finalize and recommend the transaction to the Board of Directors of RSM if warranted. It is anticipated that the business will operate as a joint venture between the companies at least at the outset.

In an effort to achieve diversity within its natural resource portfolio RSM has entered into the joint venture program mentioned above focused initially on the eastern Kentucky coal fields with the Company. The joint venture will involve the opportunity for RSM to earn a 50% interest in coal projects that Standard has acquired or holds under option agreements. RSM can earn its 50% interest by advancing four projects to production over the next 12 months. The letter of intent agreement was approved and executed by both Boards of Directors on November 12, 2008.

c) The Company has entered into an option and joint venture agreement whereby it agreed to an option for RSM to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009.

The optionee of the agreement is RSM which is related to the Company due to the fact that they have common management and directors.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. The extension allows RSM to incur expenditures of $2,000,000 under the agreement up to December 9, 2011.

Once the option is exercised by RSM a formal 50/50 joint venture agreement will be entered into by the parties.

Item 9. The Offer and Listing
    A. <u>Offer and listing details.</u>

The authorized capital of the Company consists of (i) an unlimited number of Common Shares and (ii) an unlimited number of preferred shares. The Common Shares are the only class of securities which are the subject of this registration statement on Form 20-F.

The Common Shares, when issued, will be fully paid and non-assessable, carry one vote at all meetings of shareholders (except meetings at which only holders of another class or series of shares are entitled to vote), participate ratably in any dividend declared by the directors, subject to the rights of holders of any shares ranking prior to the Common Shares, carry the right to receive a proportionate share of the assets of the Company available for distribution to holders of the Common Shares in the event of liquidation, dissolution or winding-up of the Company. The Common Shares do not carry any pre-emptive rights or voting rights.

On May 10, 1998, the shareholders of the Company approved by the requisite vote an amendment to the Company's articles to increase the authorized capital of the Company by the creation of an unlimited number of preferred shares. The preferred shares are issuable in series and authorize the directors of the Company to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. As of December 31, 2010, no series has been designated by the board of directors of the Company.

There are no laws or regulations, which would impose voting restrictions on non-resident shareholders.

The following table sets forth the reported high and low sales prices and the average daily trading volume of the outstanding Common Shares.

TSX Venture Exchange (stated in Canadian currency)

	High	Low	Avg. Volume
2005			
First Calendar Quarter	$0.05	$0.04	9,378
Second Calendar Quarter	$0.06	$0.03	27,991
Third Calendar Quarter	$0.09	$0.03	41,567
Fourth Calendar Quarter	$0.17	$0.04	108,903
2006			
First Calendar Quarter	$0.18	$0.09	39,533
Second Calendar Quarter	$0.18	$0.10	51,333
Third Calendar Quarter	$0.17	$0.08	17,900
Fourth Calendar Quarter	$0.10	$0.05	19,500
2007			
First Calendar Quarter	$0.12	$0.05	29,567
Second Calendar Quarter	$0.07	$0.06	19,267
Third Calendar Quarter	$0.07	$0.06	14,262
Fourth Calendar Quarter	$0.08	$0.04	29,696
2008			
First Calendar Quarter	$0.15	$0.05	43,057
Second Calendar Quarter	$0.23	$0.12	56,959

Over the Counter Bulletin Board (stated in US currency).

	High	Low	Avg. Volume
2008			
Third Calendar Quarter	$0.45	$0.08	2.633
Fourth Calendar Quarter	$0.15	$0.05	2,533
2009			
First Calendar Quarter	$0.11	$0.02	700
Second Calendar Quarter	$0.09	$0.02	6,700
Third Calendar Quarter	$0.09	$0.06	5,700
Fourth Calendar Quarter	$0.09	$0.03	10,267
2010			
First Calendar Quarter	$0.07	$0.02	5,767
Second Calendar Quarter	$0.12	$0.01	11,027
Third Calendar Quarter	$0.04	$0.02	14,241
Fourth Calendar Quarter	$0.03	$0.01	18,289
2011			
January 2011	$0.04	$0.03	8,430
February 2011	$0.07	$0.03	11,079
March 2011	$0.05	$0.04	6,839
April 2011	$0.06	$0.04	17,735
May 2011	$0.07	$0.04	22,876

B. Plan of Distribution
Not Applicable

C. Markets
The Company's shares currently trade only on the OTC:BB under the symbol SHGP.

D. Selling shareholders.
Not Applicable

E. Dilution.
Not Applicable

F. Expenses of the issue.
Not Applicable

Item 10. Additional Information

A. Share capital.
Not applicable

B. Memorandum and articles of association.
These documents were filed with the original registration report in July, 1998.

C. Material contracts.

There are no material contracts.

D. Exchange controls.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, including foreign exchange controls, or that affects the remittance of dividends, interest or other payments to non-resident holders of Common Shares, other than withholding tax requirements and potential capital gain on the disposition of the Common Shares under certain circumstances. (See Item 10. E. - Taxation.)

There is no limitation imposed by Canadian law or by the Articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares, other than as provided by the Investment Canada Act (Canada) as amended, including as amended by the World Trade Organization Implementation Act (Canada). The following summarizes the principal features of the Investment Canada Act for non-Canadians who propose to acquire Common Shares.

The Investment Canada Act (the "Act") enacted on June 20, 1985, as amended, including as amended by the World Trade Organization Implementation Act (Canada), requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act. "Non-Canadian" generally means an individual who is not a Canadian citizen or permanent resident, or a Corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians. For purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of voting interests or shares in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business whether or not the controlling entity is Canadian. Under the Act, control of a Corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a Corporation, and is presumed to be acquired where at least one-third, but less than a majority, of the voting shares of a Corporation or of an equivalent undivided ownership interest in the voting shares of a Corporation are acquired unless it can be established that the Corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

All investments to acquire control of a Canadian business are notifiable, unless they are reviewable. Investments requiring review and approval include: (i) a direct acquisition of control of a Canadian business with assets with a value of Cdn. $5,000,000 or more; (ii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $50,000,000 or more; and (iii) an indirect acquisition of control of a Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $5,000,000 or more and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by a "WTO Investor" (generally, nationals or permanent residents of World Trade Organization member states, or entities controlled by residents or nationals of WTO member states) or the Canadian business is controlled by a WTO Investor, the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to direct acquisitions is Cdn. $160,000,000 in constant 1995 dollars as determined in accordance with the Act. Indirect acquisitions of Canadian businesses by or from WTO Investors are not subject to review. The United States is a WTO member state.

Special rules apply with respect to investments by non-Canadians (including WTO Investors) to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services and activities relating to Canada's cultural heritage or national identity.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Investment Review Division of Industry Canada prior to the investment taking place and the investment may not be normally implemented until the review has been completed and ministerial approval obtained.

The Investment Review Division will submit the application for review to the Minister of Industry (Canada), together with any other information or written undertakings given by the acquirer and any representations submitted to the division by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of "net benefit to Canada," taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors considered are: (i) the effect of the investment on the nature and level of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada's ability to compete in world markets.

Within 45 days after completed application for review has been received, the Minister must notify the investor that (a) he is satisfied that the investment is likely to be of "net benefit to Canada," or (b) he is unable to complete his review in which case he shall have 30 additional days to complete his review (unless the investor agrees to a longer period) or (c) he is not satisfied that the investment is likely to be of "net benefit to Canada." If the Minister is unable to complete his review and no decision has been taken within the prescribed or agreed upon time, the Minister is deemed to be satisfied that the investment is likely to be of "net benefit to Canada."

Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of "net benefit to Canada," the acquirer has the right to make representations and submit undertakings within 30 days of the date of notice (or any further period that is agreed upon between the investor and the Minister). On the expiration of the 30-day period (or an agreed extension), the Minister must notify the investor whether or not he is satisfied that the investment is likely to be of "net benefit to Canada." In the latter case, the investor may not proceed with the investment, or if the investment has already been implemented, must divest itself of control of the Canadian business.

No securities of the Company are subject to escrow or similar restrictions.

E. **Taxation**

The following is a summary of certain Canadian federal income tax provisions applicable to United States corporations, citizens and resident alien individuals purchasing Common Shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company's Common Shares, as well as any consequences arising under U.S. federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm's-length with the Company, (ii) are not residents of Canada, (iii) hold the Common Shares as capital property and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

Dividends paid to U.S. residents by the Company on the Common Shares generally will be subject to Canadian non-resident withholding taxes. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the Common Shares on redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market). For U.S. corporations owning at least 10% of the voting stock of the Company, the dividends paid by the Company are subject to a withholding tax rate of 6% in 1996 and 5% thereafter under the Canada-U.S. Income Tax Convention (1980), as amended by the Protocol signed on March 17, 1995 (the "Treaty"). For all other U.S. shareholders, the Treaty reduces the withholding tax rate from 25% to 15% of the gross dividend. Other applicable tax treaties may reduce the Canadian tax rate for other Non-Resident Holders.

A Non-Resident Holder will generally not be subject to tax in Canada on capital gains realized from disposition of Common Shares, unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada). Generally, the Common Shares would not be taxable Canadian property unless the Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the Common Shares owned not less than 25% of the issued shares of any class of the capital stock of the Company. Under the Treaty, a resident of the United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of Common Shares which constitute "taxable Canadian property", provided that the value of the Common Shares at the time of disposition is not derived principally from real property located in Canada.

F. Dividends and paying agents.
Not applicable.

G. Statement by experts
Not applicable.

H. Documents on display.
Company documents can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473. They can also be obtained by writing to this address.

I. Subsidiary Information
Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate, foreign exchange rate, and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit Risk

Credit risk is the risk of loss associated with a counterpart's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents and due from related party. Cash and cash equivalents consist of non-interest and interest bearing bank accounts and money market funds with reputable financial institutions. Due from related party amount is from a company that is related by virtue of its ownership by an officer and director of the Company.   The amount is in good standing as of December 31, 2010. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents and due from related party is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company's liquidity and operating results may be adversely affected if the Company's access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company. As at December 31, 2010, the Company had a cash and cash equivalents balance of $8,519 (December 31, 2009 - $89,138) to settle accounts payable and accrued liabilities of $242,846 (December 31, 2009 - ($175,760), the current portion of due to related parties of $69,778 (December 31, 2009 - $25,400) and other liabilities of $563,818 (December 31, 2009 $563,818). The Company's accounts payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. A portion of the due to related parties is unsecured with no set date of repayment (see Note 7 (i), (ii), (iii) of the Company's financial statements included herein under item #17). The Company is seeking sources of additional capital to improve its liquidity position.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices.

Interest Rate Risk

The Company has cash balances and balances due to related parties with fixed interest rates (refer to Note 7(ii) of the Company's financial statements included herein under item #17). The Company's current policy is to invest excess cash in interest bearing bank accounts and money market funds. The Company periodically monitors its interest bearing bank accounts and money market funds and is satisfied with the creditworthiness of its banks**.**

Foreign Currency Risk

The Company's functional currency is the United States dollar and major purchases are transacted in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

Commodity Price Risk

Commodity price risk could adversely affect the Company. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of coal may be produced in the future, a profitable market will exist for them. As of December 31, 2010, the Company was not a producer of coal. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations. The Company closely monitors commodity prices as it relates to coal to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i) Held-for-trading assets include an interest bearing bank account with a variable interest rate. As at December 31, 2010, sensitivity to a plus or minus 10% change in interest rates is not significant to the statement of loss and comprehensive loss.

(ii) The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts payable and accrued liabilities, and due to related parties that are denominated in Canadian dollars. Sensitivity to a plus or minus 10% change in the foreign exchange rate would affect net loss and comprehensive loss by approximately $10,376 with all other variables held constant.

Item 12. Description of Securities Other than Equity Securities.
    Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.
  None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
  There have been none.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

As of the end of the period covered by this report and based on their evaluation the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 14d-14(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2010, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

C. Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and

Exchange Commission that permit the Company to provide only management's report in this annual report.

D. <u>Changes in Internal Control over Financial Reporting</u>

There were no changes in our internal controls or in other factors that could affect these controls subsequent to the date of their most recent evaluation.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

The board of directors has determined that Director and Audit Committee Member, Ms. Kimberly Koerner has the necessary attributes for designation as the audit committee's financial expert and have designated her as the financial expert.

Item 16B. Code of Ethics.

The company has adopted a Code of Ethics that applies to its Directors and Executive Officers. The Code of Ethics can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473. It can also be obtained, without charge, by writing to this address.

Item 16C. Principal Accountant Fees and Services.

	2010	**2009**	**2008**
Audit Fees	$18,000	$30,000	$35,000
Audit Related Fees	$0	$0	$0
Tax Fees	$0	$0	$0
All Other Fees	$360	$480	$750

Policies and Procedures for Pre-Approval of Auditor's Services

The Audit Committee has adopted a policy and procedures regarding the engagement of the Company's auditors, which are summarized below.

The auditors must submit for approval to the Audit Committee an engagement letter outlining the scope of the audit services, including all statutory engagements as required under securities and corporate laws, proposed to be performed during the fiscal year. This letter of engagement must include a fee proposal for all audit services proposed to be rendered during the fiscal year. This letter of engagement must also outline the scope of the services proposed to be performed in connection with the interim review of the quarterly consolidated financial statements for the first and second quarters of the following fiscal year, prior to the appointment of MSCM LLP as auditors by the shareholders at the Company's next annual meeting. In addition, the engagement letter may include a specific list of permissible audit-related and non-audit services that are generally expected and necessary in the normal course of the Company's business, and that Management recommends the Audit Committee engage the auditors to provide.

At the request of Management, the Audit Committee may approve additional audit services and permissible audit-related and non-audit services. In such circumstances, the auditors must issue separate engagement letters for each additional service. Such engagement letters must confirm to the Audit

Committee, and Management must also confirm, that the proposed services are permissible under all applicable securities legislation or regulations.

To ensure the prompt handling of day-to-day tax-related matters, Management may request the Audit Committee to pre-approve a maximum periodic amount of tax-related services that may be rendered by the auditors on a pre-identified list of specific tax-related matters for the next quarter.

To ensure prompt handling of unexpected matters, the Audit Committee delegates to its Chair the authority to approve additional audit services and permissible audit-related and non-audit services. Based on the materiality of the proposed services, the Chair may decide that a special meeting of the Audit Committee is necessary in order to appropriately assess the proposal. The Chair reports any action taken to the Audit Committee at its next regular meeting.

The Audit Committee is informed quarterly as to the status and estimated fees regarding services actually provided by the auditors pursuant to these pre-approval procedures.

The auditors and Management must ensure that all audit, audit-related and non-audit services provided to the Company have been approved by the Audit Committee. The Chair of the Audit Committee is responsible for tracking all auditors' fees against the estimates for such services and reporting to the Audit Committee every quarter.

As required by the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), all audit, audit related and non-audit services rendered by MSCM LLP pursuant to engagements entered into since March 23, 2009 and prior to that by McCarney Greenwood, LLP pursuant to engagements entered into since May 6, 2003 were pre-approved by the Audit Committee pursuant to these pre-approval procedures. In 2005, no audit-related and non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the de minimis exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

The Company is relying on the exemption in section 6.1 in Multilateral Instrument 52-110 – *Audit Committees* ("MI 52-110"), which provides that venture issuers (as that term is defined therein) are not required to comply with certain audit committee composition requirements and have different reporting obligations, as specified by MI 52-110.**.**

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

There were no known purchases of the Company's securities by or on behalf of the Company or any affiliated purchaser during the period covered by this Annual Report.

Item 16F. Changes in Registrant's Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

- Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2010, 2009, 2008
- Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2010 and 2009
- Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2010, 2009, 2008
- Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2010, 2009, 2008
- Notes to the Consolidated Financial Statements of Sharpe Resources Corporation
- Management's Discussion and Analysis

The consolidated financial statements of Sharpe Resources Corporation were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #12 of the notes to the consolidated financial statements of Sharpe Resources Corporation.

April 4, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Sharpe Resources Corporation

We have audited the consolidated balance sheets of Sharpe Resources Corporation (An Exploration Stage Company) as at December 31, 2007 and 2006 and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for each of the three years ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP"

Toronto, Canada

McCarney Greenwood LLP
Chartered Accountants
Licensed Public Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 4, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"

Toronto, Canada

McCarney Greenwood LLP
Chartered Accountants
Licensed Public Accountants

Auditors' Report

To the Shareholders of
Sharpe Resources Corporation
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Sharpe Resources Corporation as at December 31, 2009 and 2008 and the consolidated statements of loss and comprehensive loss, changes in shareholders' deficiency and cash flows for each of the years in the two-year period ended December 31, 2009 and for the period from inception on January 1, 2002 to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 and for the period from inception on January 1, 2002 to December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We did not audit the consolidated financial statements of Sharpe Resources Corporation for the period from inception on January 1, 2002 to December 31, 2007. Those consolidated financial statements were audited by other auditors who issued a report without reservation on April 4, 2008.

Signed: *"MSCM LLP"*

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 12, 2010

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 12, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

Signed: *"MSCM LLP"*

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 12, 2010

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)

(Expressed in United States Dollars)

Consolidated Financial Statements

As at December 31, 2010 and 2009 and

for the years ended December 31, 2010, 2009 and 2008

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sharpe Resources Corporation (An Exploration Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the audited consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

MSCM LLP
Accountants & Advisors for a Complex World

Independent Auditors' Report

To the Shareholders of
Sharpe Resources Corporation
(An Exploration Stage Company)

Report on the Consolidated Financial Statements

We have audited the consolidated balance sheets of Sharpe Resources Corporation which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of loss and comprehensive loss, changes in shareholders' deficiency and cash flows for each of the years in the three-year period ended December 31, 2010 and for the period from inception on January 1, 2002 to December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of Sharpe Resources Corporation as at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 and for the period from inception on January 1, 2002 to December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes uncertainty regarding the Company's ability to continue as a going concern.

Other matters

We did not audit the consolidated financial statements of Sharpe Resources Corporation for the period from inception on January 1, 2002 to December 31, 2007. Those consolidated financial statements were audited by other auditors who issued a report without reservation on April 4, 2008.

Signed: *"MSCM LLP"*

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 29, 2011

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at December 31,	2010	2009
Assets		
Current assets		
Cash and cash equivalents (Note 2)	$ **8,519**	$ 89,138
	8,519	89,138
Due from related party (Note 7)	**-**	250,000
	$ **8,519**	$ 339,138
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ **242,846**	$ 175,760
Current portion of due to related parties (Note 7)	**69,778**	25,400
Other liabilities (Note 9)	**563,818**	563,818
	876,442	764,978
Due to related parties (Note 7)	**67,276**	111,654
	943,718	876,632
Shareholders' Deficiency		
Share capital (Note 5(b))	**11,463,430**	11,463,430
Contributed surplus	**455,335**	455,335
Deficit	**(12,853,964)**	(12,456,259)
	(935,199)	(537,494)
	$ **8,519**	$ 339,138

Nature of Operations and Going Concern (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Signed: **Roland Larsen**   Signed: **Kimberly Koerner**
Director   Director

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in United States Dollars)

For the Periods Ended December 31,	2010	2009	2008	Cumulative From Start of the Exploration Stage on January 1, 2002
Revenue				
Petroleum and natural gas revenue	$ 4,004	$ 29,621	$ 39,604	$ 430,001
Interest income	24	1,042	3,435	17,983
Other income	291	-	-	3,530
	4,319	30,663	43,039	451,514
Operating and administrative expenses				
Operating	161	533	1,824	743,093
General and administrative	107,778	118,003	149,252	904,023
Depletion, depreciation and amortization	-	-	-	35,353
Stock-option compensation	-	-	188,873	312,249
Interest on advance	2,032	2,032	2,032	15,634
Interest on loan claims	22,553	23,998	22,553	155,265
Management fees	-	-	-	169,000
	132,524	144,566	364,534	2,334,617
Loss before the following:	(128,205)	(113,903)	(321,495)	(1,883,103)
Write-off of an option to acquire mineral property	-	-	-	(78,125)
Impairment of due from related party	(269,500)	-	-	(269,500)
Gain on disposal of petroleum and natural gas properties	-	-	-	606,047
Gain on disposal of capital asset	-	-	-	10,000
Gain on settlement of debt	-	-	-	149,681
Net loss and comprehensive loss for the period	$ (397,705)	$ (113,903)	$ (321,495)	$ (1,465,000)
Loss per common share				
Basic and diluted (Note 5(d))	$ (0.01)	$ (0.00)	$ (0.01)	-
Weighted average of common shares outstanding (Note 5(d))	46,619,863	46,619,863	46,619,863	-

The accompanying notes are an integral part of these consolidated financial statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Deficiency
(Expressed in United States Dollars)

	Number of Shares	Share Capital	Warrants	Contributed Surplus	Accumulated Deficit	Total
Balance, December 31, 2001	**33,184,803**	**$ 10,921,861**	**$ -**	**$ -**	**$(11,388,964)**	**$ (467,103)**
Net loss for the year	-	-	-	-	(111,999)	(111,999)
Balance, December 31, 2002	**33,184,803**	**$ 10,921,861**	**$ -**	**$ -**	**$(11,500,963)**	**$ (579,102)**
Stock options granted	-	-	-	17,660	-	17,660
Net loss for the year	-	-	-	-	(13,648)	(13,648)
Balance, December 31, 2003	**33,184,803**	**$ 10,921,861**	**$ -**	**$ 17,660**	**$(11,514,611)**	**$ (575,090)**
Shares issued for mining property	2,000,000	78,125	-	-	-	78,125
Net loss for the year	-	-	-	-	(194,909)	(194,909)
Balance, December 31, 2004	**35,184,803**	**$ 10,999,986**	**$ -**	**$ 17,660**	**$(11,709,520)**	**$ (691,874)**
Stock options granted	-	-	-	15,484	-	15,484
Net income for the year	-	-	-	-	289,238	289,238
Balance, December 31, 2005	**35,184,803**	**$ 10,999,986**	**$ -**	**$ 33,144**	**$(11,420,282)**	**$ (387,152)**
Issued on private placement	8,796,200	378,530	-	-	-	378,530
Fair value of warrants issued	-	(204,408)	204,408	-	-	-
Net loss for the year	-	-	-	-	(344,752)	(344,752)
Balance, December 31, 2006	**43,981,003**	**$ 11,174,108**	**$ 204,408**	**$ 33,144**	**$(11,765,034)**	**$ (353,374)**
Exercise of warrants	2,638,860	228,000	-	-	-	228,000
Fair value of warrants exercised	-	61,322	(61,322)	-	-	-
Expiry of warrants	-	-	(143,086)	143,086	-	-
Fair value of granted options	-	-	-	90,232	-	90,232
Net loss for the year	-	-	-	-	(255,827)	(255,827)
Balance, December 31, 2007	**46,619,863**	**$ 11,463,430**	**$ -**	**$ 266,462**	**$(12,020,861)**	**$ (290,969)**
Stock-based compensation	-	-	-	188,873	-	188,873
Net loss for the year	-	-	-	-	(321,495)	(321,495)
Balance, December 31, 2008	**46,619,863**	**$ 11,463,430**	**$ -**	**$ 455,335**	**$(12,342,356)**	**$ (423,591)**
Net loss for the year	-	-	-	-	(113,903)	(113,903)
Balance, December 31, 2009	**46,619,863**	**11,463,430**	**$ -**	**$ 455,335**	**$(12,456,259)**	**$ (537,494)**
Net loss for the year	-	-	-	-	(397,705)	(397,705)
Balance, December 31, 2010	**46,619,863**	**$ 11,463,430**	**$ -**	**$ 455,335**	**$(12,853,964)**	**$ (935,199)**

The accompanying notes are an integral part of these consolidated financial statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the Periods Ended December 31	2010	2009	2008	Cumulative From Start of the Exploration Stage on January 1, 2002
Cash flows from (used in) operating activities				
Net loss for the period	$ **(397,705)**	$ (113,903)	$ (321,495)	$ (1,465,000)
Operating items not involving cash:				
Depletion, depreciation and amortization	**-**	-	-	35,353
Accrued interest payable	**24,585**	24,585	24,585	73,755
Stock-option compensation	**-**	-	188,873	312,249
Write-off of an option to acquire mineral property	**-**	-	-	78,125
Gain on disposal of petroleum and natural gas properties	-	**-**	-	(606,047)
Gain on disposal of capital asset	**-**	-	-	(10,000)
Gain on settlement of debt	-	**-**	-	(149,681)
Impairment of due from related party	**269,500**	**-**	-	269,500
Changes in non-cash working capital items (Note 11)	**23,001**	(37,047)	28,265	313,007
	(80,619)	(126,365)	(79,772)	(1,148,739)
Cash flows from (used in) financing activities				
Repayment of long term debt	-	**-**	-	(117,654)
Repayment of loan claims	-	**-**	-	(100,715)
Advances to/from related parties	**-**	(23,652)	26,493	(145,466)
Common shares issued	-	**-**	-	606,530
	-	(23,652)	26,493	242,695
Cash flows from (used in) investing activities				
Additions to coal mining properties	-	**-**	-	(31,404)
Proceeds on disposal of petroleum and natural gas properties	-	**-**	-	606,467
Proceeds on disposal of capital assets	**-**	-	-	10,000
	-	**-**	-	585,063
Decrease in cash and cash equivalents	**(80,619)**	(150,017)	(53,279)	(320,981)
Cash and cash equivalents, beginning of period	**89,138**	239,155	292,434	329,500
Cash and cash equivalents, end of period	$ **8,519**	$ 89,138	$ 239,155	$ 8,519

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

1. **Nature of Operations and Going Concern**

    Sharpe Resources Corporation (the "Company") is a publicly held company, engaged in the development of mineral resources in the United States of America. Currently the Company has oil and gas royalty interests in Texas through its wholly-owned subsidiary, Sharpe Energy Company, in a single cost centre in the United States of America. The Company's shares are listed in the United States on the OTC:BB under symbol SHGP.

    The Company is considered in the exploration stage as of January 1, 2002 for the following reasons:

    (i)   The Company started disposing of its interests in petroleum and natural gas properties at the beginning of 2002. The entire process of disposal of these properties was completed during the fiscal year ended on December 31, 2005;

    (ii)   The Company has not earned significant revenue from petroleum and natural gas interests since that date; and

    (iii)   The Company changed the focus of its business and started looking for mineral/coal properties and at present is exploring various options to invest in this industry.

    As at December 31, 2010, the Company had negative working capital of $ (867,923) (December 31, 2009 - $ 675,840) and an accumulated deficit of $ 12,853,964 (December 31, 2009 - $12,456,259).

    These consolidated financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing. In the event the Company is unable to obtain adequate funding, there is uncertainty as to whether the Company will be able to continue as a going concern. These consolidated financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

    The Company funded its operations for the year ended December 31, 2010 through the use of existing cash reserves. The Company does not have sufficient cash reserves to fund its administrative cost for the coming fiscal year and to make inroads on its liabilities to trade creditors and debt holders. Management is actively involved in seeking new equity financing to enable it to service the Company's existing liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

2. **Basis of Presentation and Accounting Policies**

    The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP").

    A summary of the material differences between Canadian GAAP and accounting principles generally accepted in the United States ("US GAAP") which affect the Company are contained in Note 12.

    The significant accounting policies are as follows:

    Consolidation

    These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Sharpe Energy Company and 1032144 Ontario Inc. All significant intercompany balances and transactions have been eliminated upon consolidation.

2. Basis of Presentation and Accounting Policies (Continued)

Cash and cash equivalents

Cash and cash equivalents include cash and term deposits at Canadian and United States financial institutions with a maturity of three months or less at the date of issuance.

Included in cash and cash equivalents are:

	2010	2009
Cash	$ 8,519	$ 23,022
Money market funds	-	66,116
	$ 8,519	$ 89,138

Revenue recognition

Revenue from royalties is recognized when received. Gains or losses from the sale of assets are recognized when sold.

Joint ventures

The Company enters into agreements jointly with others that provide for a specified percentage interest in mining properties. Joint venture accounting, which reflects the Company's proportionate interest in the mining properties, is applied by the Company only when the parties enter into formal comprehensive agreements for ownership and mining participation terms. As at December 31, 2010, the Company has not entered into any formal joint venture agreements.

Stock based compensation

The Company records all stock based compensation and other stock based payments using the fair value method.

Under the fair value method, stock based payments are measured at the estimated fair value of the consideration received or the estimated fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period with a corresponding credit to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

2. Basis of Presentation and Accounting Policies (Continued)

Financial instruments

The Company has designated its cash and cash equivalents as held-for-trading which are measured at fair value with changes in fair value recorded in net loss. Due from related party is classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and other liabilities are classified as other financial liabilities, which are measured at amortized cost. As at December 31, 2010, the carrying and fair value amounts of the Company's financial instruments related to cash and cash equivalents, due to/from related parties, accounts payable and accrued liabilities and other liabilities are the same.

Foreign currency translation

The Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at year end exchange rates. Other assets, liabilities and share capital of the parent Company are translated at historical rates. Revenues and expenses of the parent Company are translated at the average exchange rates for the year. Gains and losses on foreign exchange are recorded in operations in the current year.

Share issue costs

Costs incurred for the issue of common shares are deducted from share capital

Loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method. In order to determine diluted loss per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to composition of future income tax assets and liabilities, the valuation of stock options and warrants issued and the valuation of assets acquired or expenses incurred and related shares issued in non monetary transactions.

2. Basis of Presentation and Accounting Policies (Continued)

Measurement uncertainty (continued)

The Black Scholes option valuation model used by the Company to determine fair value of options and warrants was developed for use in estimating the fair value of freely traded options. This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company's stock options and warrants granted during the year.

Future Accounting Changes

International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008, the AcSB confirmed that publicly accountable, profit oriented enterprises will be required to report under IFRS for interim and annual financial statements for periods commencing on or after January 1, 2011. Accordingly, the Company will be required to have prepared, in time for its fiscal 2011 first quarter filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010. This will be an ongoing process as the International Accounting Standards Board and the AcSB continue to issue new standards and recommendations. The Company is in the process of evaluating the potential impact of IFRS on its consolidated financial statements. Based on the current guidance provided regulatory bodies, it is anticipated that the Company's financial results and position as disclosed in its current Canadian GAAP consolidated financial statements will not differ significantly from that which is required in accordance with IFRS.

3. Capital Management

When managing capital, the Company's objective is to ensure the entity continues as a going concern as well as maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary, in order to support the acquisition, exploration and development of its projects. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers its capital to be share capital and contributed surplus.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2010. The Company is not subject to externally imposed capital requirements.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

4. **Financial Risk Factors**

(a) Financial risk

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, market risk (including interest rate, foreign exchange rate and commodity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents and due from related party. Cash and cash equivalents consist of non-interest and interest bearing bank accounts with reputable financial institutions. Due from related party amount is from a company that is related by virtue of its ownership by an officer and director of the Company. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. As at December 31, 2010, the Company had a cash and cash equivalents balance of $8,519 (December 31, 2009 - $89,138) to settle accounts payable and accrued liabilities of $242,846 (December 31, 2009 - $175,760), the current portion of due to related parties of $69,778 (December 31, 2009 - $25,400) and other liabilities of $563,818 (2009 - $563,818). The Company's account payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. A portion of the due to related parties is unsecured with no set date of repayment (see Note 7 (i), (ii)). The Company is seeking sources of additional capital to improve its liquidity position.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Interest Rate Risk

The Company has cash balances subject to variable interest rates and balances due to related parties with fixed interest rates (refer to Note 7(ii)). The Company's current policy is to invest excess cash in interest bearing bank accounts and money market funds. The Company periodically monitors its interest bearing bank accounts and is satisfied with the creditworthiness of its banks**.**

Foreign Currency Risk

The Company's functional currency is the United States dollar and major purchases are transacted in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

4. **Financial Risk Factors (Continued)**

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i) Held-for-trading assets include an interest bearing bank account with a variable interest rate. As at December 31, 2010, sensitivity to a plus or minus 10% change in interest rates is not significant to the statement of loss and comprehensive loss.

(ii) The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts payable and accrued liabilities and due to related parties that are denominated in Canadian dollars. Sensitivity to a plus or minus 10% change in the foreign exchange rate would affect net loss and comprehensive loss by approximately $10,376 with all other variables held constant.

(b) Fair Value Hierarchy and Liquidity Risk Disclosure

The following table illustrates the classification of the Corporation's financial instruments within the fair value hierarchy as at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Financial assets				
Cash and cash equivalents	$ 8,519	$ -	$ -	$ 8,519

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

5. Share Capital

(a) Authorized

Unlimited common shares without par value

(b) Issued and Outstanding

	Shares	Amount
Balance, December 31, 2010, 2009 and 2008	**46,619,863**	**$ 11,463,430**

(c) Stock options

The Company grants stock options for the purchase of common shares to its directors and officers. These options are valid for a maximum of 5 years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of each stock option equals the market price prevailing at the date of the grant. The changes in stock options for each of the years ended December 31, 2010 , 2009 and 2008 are as follows:

	Number of stock options	Weighted average exercise price ($CDN)
Balance, December 31, 2008	3,780,000	$ 0.10
Cancelled	(200,000)	$ 0.10
Balance, December 31, 2009	3,580,000	$ 0.10
Expired (i)	(480,000)	$ 0.10
Balance, December 31, 2010	**3,100,000**	**$ 0.10**

(i) On May 16, 2010, 480,000 options with an exercise price of $0.10 expired without exercise.

The following table reflects the actual stock options outstanding and exercisable as of December 31, 2010:

Exercise price per share ($CDN)	Expiry date	Fair value	Number of stock options	Weighted average remaining contract life (years)
$ 0.10	May 15, 2012	$ 90,232	1,600,000	1.37
$ 0.10	May 8, 2013	166,653	1,500,000	2.35
		$ 256,885	**3,100,000**	**1.85**

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

5.   Share Capital (Continued)

(d)   Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2010	2009	2008
Numerator:			
Loss for the year	$ (397,705)	$ (113,903)	$ (321,495)
Denominator:			
Weighted average number of common shares	46,619,863	46,619,863	46,619,863
Effect of dilutive securities:			
Stock options/Warrants (i)	-	-	-
Denominator for basic and diluted			
Loss per share	46,619,863	46,619,863	46,619,863
Basic loss per share	$ (0.01)	$ (0.00)	$ (0.01)
Diluted loss per share	$ (0.01)	$ (0.00)	$ (0.01)

(i) The stock options and warrants were not included in the computation of diluted loss per share for 2010, 2009 and 2008 as their inclusion would be anti dilutive.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

6.   **Income Taxes**

The following table reconciles the expected income tax recovery at the Canadian Federal and Provincial statutory rate of 30% (2009 - 31%, 2008 - 33.5%) to the amount recognized in the statement of operations:

	2010	**2009**	**2008**
Loss before income tax reflected in the consolidated statements of loss and comprehensive loss	$ (397,705)	$ (113,903)	$ (321,495)
Expected income tax recovery	$ (119,312)	$ (35,310)	$ (107,701)
Permanent differences - stock based compensation	-	-	63,272
Tax rate change and other adjustments	101,339	140,370	448,742
Expiry of losses	52,400	61,396	-
Foreign exchange impact	(9,000)	(33,284)	-
Increase (decrease) in valuation allowance	(25,427)	(133,172)	(404,313)
Income tax recovery	$ -	$ -	$ -

The Company's future income tax assets and liabilities as at December 31, 2010 and 2009 are as follows:

	2010	**2009**
Future income tax assets		
Non capital losses	$ 256,800	$ 282,289
Capital assets	20,200	20,151
Excess petroleum assets tax basis over accounting value	66,100	66,087
	343,100	368,527
Valuation allowance	(343,100)	(368,527)
	$ -	$ -

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

6.   **Income Taxes (Continued)**

Non capital losses and resource pools

The Company has resource pools of approximately US $273,000 (CDN $287,000) consisting of Canadian Exploration Expenditures of US $128,000 (CDN $134,500) and Canadian Development Expenditures of US $63,000 (CDN $66,200) and Canadian Foreign Exploration Expenditures of US $82,000 (CDN $86,200) which can be used to reduce taxable income in future years. The Company also has non capital losses available to be carried forward in Canada of approximately US $726,000 (CDN $ 690,800) and non capital losses available to be carried forward in the United States of US $303,800 (CDN $319,300) which can also be used to reduce taxable income in future years. No benefit from these amounts has been recorded in these consolidated financial statements. The non capital losses will expire as follows:

	Canada (CDN$)	United States (USD$)
2014	$ 44,300	$ -
2015	28,400	-
2026	82,000	201,100
2027	120,400	55,000
2028	165,000	9,800
2029	76,000	37,900
2030	44,500	29,500
	$ 560,600	$ 333,300

7.   **Related Party Balances and Transactions**

Balances with related parties are comprised of:

	2010	2009
Due from related party		
Standard Energy Company (i) and (Note 10 (a))	$ -	$ 250,000
Due to related parties		
Roland Larsen (ii)	$ 25,400	$ 25,400
Royal Standard Minerals Inc. - current portion (iii)	44,378	-
	69,778	25,400
Royal Standard Minerals Inc. - long term portion (iii)	67,276	111,654
	$ 137,054	$ 137,054

(Expressed in United States Dollars)

7. Related Party Balances and Transactions (Continued)

(i) Standard Energy Company ("Standard") is related by virtue of its ownership by an officer and director of the Company. The loan receivable was unsecured, non-interest bearing and no date was set for its repayment. In the current year, an impairment loss was recognized on the loan receivable due to the uncertainty with respect to collection.

(ii) This loan is payable to an officer and director of the Company. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(iii) Royal Standard Minerals Inc. ("RSM") is a related company by virtue of common management and common directors.

On September 9, 2008, the Company entered into an initial agreement with RSM for the repayment of the loan. The Company had executed a promissory note (the "Note") in favour of RSM that provided for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principal payment of $42,499 was due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan was to accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full. For the year ended December 31, 2009, the Company accrued interest of $2,841 (2008 - $1,493) on this liability.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company as disclosed in Note 10(b). As consideration for this extension, RSM cancelled the Note received from the Company and received a new promissory note in the amount of $133,134 which is non-interest bearing payable in three equal installments of $44,378 on September 9, 2011, 2012 and 2013. Netted against the due to related parties, Royal Standard Minerals Inc. is a balance due from related parties, Royal Standard Minerals Inc. in the amount of $21,480 (2009 - $21,480).

These transactions are in the normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties).

8. Segmented Information

The Company has one reportable business segment. Substantially all of the Company's assets are located in the United States except for small cash balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to maintain the Company's public company status.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

9. **Other Liabilities**

	2010	2009
Unsecured vendor loan claims	$ **563,818**	$ 563,818

Pursuant to a voluntary reorganization under Chapter 11 of the United States Bankruptcy Code, the agreed unsecured vendor loan claims of Sharpe Energy were paid partially by 10% cash settlement. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates were fully redeemable in 2006.

The amount outstanding has been classified as a current liability given the redemption feature and the dividend payments are reflected as interest expense. For the year ended December 31, 2010, the Company accrued the dividend of $22,553 (2009 - $22,553). A total of $135,318 of dividends in arrears are included in accounts payable and accrued liabilities.

10. **Mining Interests**

(a) **Business Combination**

On December 1, 2007, the Company entered into an agreement to acquire a 100% interest in Standard Energy Company ("Standard").

Standard is a private company related by virtue of its ownership by an officer and director of the Company.

Standard's primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia. Standard and the Company were also applying for up to 10 drilling permits to test the property.

The purchase price consisted of the forgiveness of the repayment of the $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company's common stock.

During the current fiscal year, this transaction was terminated. The 2 million shares of the Company's common stock were not issued.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2010 and 2009

10.   Mining Interests (Continued)

(b)   Coal Projects

On June 12, 2008, the Company announced that RSM has reached a letter of intent agreement in principle with the Company to jointly develop and operate a number of coal projects. To enter into the transaction RSM has agreed in principle to advance to the projects up to $2 million to facilitate the startup.

Roland M. Larsen is the Chief Executive Officer of both RSM and the Company. In order to conduct the negotiations and settlement of definitive agreements in this connection, the board of RSM has appointed an independent committee of directors consisting of Robert N. Granger (chairman), Mackenzie I. Watson and James C. Dunlop to evaluate, finalize and recommend the transaction to the Board of Directors of RSM if warranted. It is anticipated that the business will operate as a joint venture between the companies at least at the outset.

In an effort to achieve diversity within its natural resource portfolio RSM has entered into the joint venture program mentioned above focused initially on the eastern Kentucky coal fields with the Company. The joint venture will involve the opportunity for RSM to earn a 50% interest in coal projects that Standard has acquired or holds under option agreements. RSM can earn its 50% interest by advancing four projects to production over the next 12 months. The letter of intent agreement was approved and executed by both Boards of Directors on November 12, 2008.

The Company has entered into an option and joint venture agreement whereby it agreed to an option for RSM to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009.

The optionee of the agreement is RSM which is related to the Company due to the fact that they have common management and directors.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. The extension allows RSM to incur expenditures under the agreement up to December 9, 2011.

Once the option is exercised by RSM a formal 50/50 joint venture agreement will be entered into by the parties.

(Expressed in United States Dollars)

11. Supplemental Cash Flow Information

For the years ended December 31	2010	2009	2008	Cumulative from Start of the Exploration Stage on January 1, 2002
Changes in non cash working capital:				
Deposits and other assets	$ -	$ 4,105	$ (4,105)	$ -
Trade and sundry receivables	-	-	-	209,937
Short term investments	-	-	12,114	-
Inventory	-	-	-	1,211
Accounts payable and accrued liabilities	23,001	(41,152)	20,256	101,859
Operating activities	$ 23,001	$ (37,047)	$ 28,265	$ 313,007
Interest paid	$ -	$ -	$ -	$ 93,749

12. Differences Between Canadian GAAP and U.S. GAAP

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

For the years ended December 31, 2010, 2009 and 2008, the Company does not have any material differences in its consolidated financial statements under Canadian GAAP and U.S. GAAP.

Recent US GAAP accounting pronouncements

In June 2009, the FASB issued new guidance, which is now a part of ASC 860-10 (formerly SFAS Statement No 166), to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The FASB undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (which is now a part of ASC 860-10), that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This new guidance is effective for fiscal years beginning after November 15, 2009. This new guidance does not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued new guidance, which is now part of ASC 810-10 (formerly SFAS Statement No. 167), to improve financial reporting by enterprises involved with variable interest entities. The FASB undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (which is now part of ASC 810-10), as a result of the elimination of the qualifying special-purpose entity, and (2) constituent concerns about the application of certain key provisions of ASC 810-10, including those in which the accounting and disclosures under ASC 810-10 do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.

(Expressed in United States Dollars)

12. Differences Between Canadian GAAP and U.S. GAAP (Continued)

Recent US GAAP accounting pronouncements (Continued)

This new guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. This new guidance does not have a material impact on the Company's consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, Measuring Liabilities at Fair Value ("ASU 2009-05"). This update provides amendments to ASC 820, Fair Value Measurements and Disclosure, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009. This new guidance does not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 ("ASU 2010-06") applicable to FASB ASC 820-10, Fair Value Measurements and Disclosures. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company's consolidated results of operations, cash flows or financial positions.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements ("ASU 2010-09"), which amends ASC Topic 855 ("ASC 855") to address certain implementation issues related to an entity's requirement to perform and disclose subsequent events procedures. The amendments in ASU 2010-09 remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The new guidance did not have an impact on the Company's consolidated financial statements or results of operations.

In April 2010, the FASB issued ASU 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades ("ASU 2010-13"). ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of this ASU to have a material impact on the Company's consolidated financial statements.

SHARPE RESOURCES CORPORATION
MANAGEMENT DISCUSSION & ANALYSIS

The following discussion (the "MD&A") of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance for the year ending December 31, 2010. The MD&A was prepared as of April 25, 2011 and should be read in conjunction with the audited Consolidated Financial Statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 of the Corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is continued under the Canadian Business Corporations Act (CBCA) and its common shares are listed in the United States on the OTC:BB symbol SHGP.

The Corporation is considered in the exploration stage as of January 1, 2002 as it started disposing of its interest in petroleum and natural gas properties that year. The Corporation completed the disposal of these properties during the fiscal year ended on December 31, 2005. The Corporation is currently engaged in the development of coal and coal gas projects in the northern and central Appalachian region of the eastern United States.

The Corporation has one reportable business segment. Substantially all of the Corporation's assets are located in the United States except for small balances held in Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to maintain the Corporation's public Corporation status.

Results of Operations

The net loss for the year ending December 31, 2010 was $397,705 as compared to the net loss of $113,903 for the year ending December 31, 2009 and is a direct result of an impairment loss on the loan receivable from Standard Energy Company due to the uncertainty with respect to collection.

Revenue decreased from $30,663 for the year ending December 31, 2009 to $4,319 for the year ending December 31, 2010 and represents interest income and various small override interests in petroleum and natural gas properties.

On December 1, 2007, the Corporation entered into an agreement to acquire a 100% interest in Standard Energy Corporation ("Standard"). Standard is a private company related by virtue of its ownership by an officer and director of the Company. Standard's primary asset includes 100% ownership interest in all of the coal seams on more than

17,000 acres in Preston County, West Virginia. The purchase price consisted of the forgiveness of the repayment of $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company's common stock. The agreement was subject to regulatory approvals and as of December 31, 2009, the business combination has not been approved. The 2 million shares of the Company's common stock were not issued as of December 31, 2009. Subsequent to the 2009 year end, this transaction was terminated and the receivable due from Standard Energy Company in the amount of two hundred and fifty thousand dollars was written off as uncollectible.

The Company has entered into an option agreement whereby it agreed to an option for RSM to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by RSM a 50/50 joint venture agreement will be entered into by the parties. The optionee of the agreement is RSM which is related to the Company due to the fact that they have common management and directors. On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. The extension allows RSM to incur expenditures of $2,000,000 under the agreement up to December 9, 2011. Once the option is exercised by RSM a formal 50/50 joint venture agreement will be entered into by the parties.

Liquidity and Capital Resources

The Corporation's cash balance at December 31, 2010 was $8,519 compared to $89,138 at December 31, 2009. Total assets at December 31, 2010 were $8,519 compared to $339,138 at December 31, 2009.

Total liabilities increased $67,086 in the year of 2010 going from $876,632 at December 31, 2009 to $943,718 at December 31, 2010 and is the direct result of an increase in accounts payable.

Following is a summary of contractual obligations including payments due for each of the next five years and thereafter.

Contractual Obligations		Payments by Period			
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Due to related parties	$111,654[*]	44,378	$67,276		

       * See item (iii) under Related Party Transactions below on page 4.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of common shares of which 46,619,863 are outstanding at December 31, 2010. Also at December 31, 2010 the Corporation had outstanding options to purchase 3,100,000 common shares with exercise prices of C$0.10 per share and expiration dates ranging from May 2012 to May 2013.

There are no warrants outstanding at December 31, 2010.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	2010	**2009**	**2008**
Selected Operating Data			
Revenue	$4,319	$30,663	$43,039
Operating Costs	($161)	($533)	($1,824)
Expenses	($401,863)	($144,033)	($362,710)
Net loss for the year	($397,705)	($113,903)	($321,495)
Loss per share - basic	($0.01)	($0.00)	($0.01)
Loss per share - diluted	($0.01)	($0.00)	($0.01)

	2010	**2009**	**2008**
Selected Balance Sheet Data			
Total Assets	$8,519	$339,138	$493,260
Total Current Liabilities	$876,442	$764,978	$830,853
Total Long Term Debt	$67,276	$111,654	$85,998
Total Liabilities	$943,718	$876,632	$916,851
Share Capital	$11,463,430	$11,463,430	$11,463,430
Deficit	($12,853,964)	($12,456,259)	($12,342,356)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	3 Mos. Ending Dec 31, 2010	3 Mos. Ending Sept 30, 2010	3 Mos. Ending June 30, 2010	3 Mos. Ending Mar 31, 2010	3 Mos. Ending Dec 31, 2009	3 Mos. Ending Sept 30, 2009	3 Mos. Ending June 30, 2009	3 Mos. Ending Mar 31, 2009
Revenue	$334	$1,262	$0	$2,723	$3,982	$21,652	$3,100	$1,929
Expenses	($333,599)	($22,536)	($25,875)	($20,014)	($9,872)	($62,635)	($50,418)	($21,641)
Net Loss	($333,265)	($21,274)	($25,875)	($17,291)	($5,890)	($40,983)	($47,318)	($19,712)
Net Loss per Common share basic and diluted	($0.01)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)

Transactions with Related Parties

Following is a summary of the related party transactions of the Corporation:

		December 31, 2010	December 31, 2009	December 31, 2008
Due From Related Party	Standard Energy Corporation (i)	$0	$250,000	$250,000
		$0	$250,000	$250,000
Due To Related Parties	Roland M. Larsen (ii)	$25,400	$25,400	$25,400
	Royal Standard Minerals Inc. current portion (iii)	$44,378	$0	$0
	Royal Standard Minerals Inc. long term portion (iii)	$67,276	$111,654	$110,306
	Kentucky Standard Energy Corporation (iv)	$0	$0	$25,000
		$137,054	$137,054	$160,706

(i) The purpose of this transaction was to acquire an asset that Sharpe would become an interest holder in the project either in Standard Energy Corporation ("Standard") or a direct interest in the Kingwood Coal Project. Standard is related by virtue of its ownership by an officer and director of the Corporation. The loan receivable was unsecured, non-interest bearing and no date was set for its repayment. On December 1, 2007, Sharpe entered into an agreement to acquire a 100% interest in Standard Energy as described in Note 10(a) of the audited Consolidated Financial Statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 of the Corporation. This transaction was cancelled during the first quarter 2010 and the receivable was written off as uncollectible.

(ii) This loan is payable to an officer and director of the Corporation and was used to fund payables. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(iii) Royal Standard Minerals Inc. ("RSM") is a related Corporation by virtue of common management and common directors. The loan payable was unsecured, non-interest bearing and had no date set for its repayment. On September 9, 2008, the Corporation entered into an agreement with RSM for the repayment of the loan. To this end, the Corporation has executed a promissory note (the "Note") in favor of RSM that provides for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principal payment of $42,499 was due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan was to accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full. For the year ended December 31, 2009, the Company accrued interest of $2,841 (2008 - $1,493) on this liability.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company as disclosed in Note 10(b) of the Company's audited Consolidated Financial Statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 of the Corporation. As consideration for this extension, RSM cancelled the Note received from the Company and received a new promissory note in the amount of $133,134 at 0% interest payable in three equal installments of $44,378 on September 9, 2011, 2012 and

2013. Netted against the due to related parties, Royal Standard Minerals Inc. is a balance due from related parties, Royal Standard Minerals Inc. in the amount of $21,480 (2009 - $21,480).

(iv) This loan was payable to Kentucky Standard Energy Corporation with which the Company has common management and common directors. It was unsecured, non-interest bearing, and was repaid in February, 2009.

These transactions are in the normal course of operations and are considered to be in the best interest of all shareholders to support corporate growth and future development and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximate the arm's length equivalent value).

Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")
In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008, the AcSB confirmed that publicly accountable, profit oriented enterprises will be required to report under IFRS for interim and annual financial statements for periods commencing on or after January 1, 2011. Accordingly, the Company will be required to have prepared, in time for its fiscal 2011 first quarter filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010. This will be an ongoing process as the International Accounting Standards Board and the AcSB continue to issue new standards and recommendations. The Company is in the process of evaluating the potential impact of IFRS on its consolidated financial statements. Based on the current guidance provided regulatory bodies, it is anticipated that the Company's financial results and position as disclosed in its current Canadian GAAP consolidated financial statements will not differ significantly from that which is required in accordance with IFRS.

For more information on accounting policies see Note 2 of the audited Consolidated Financial Statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 of the Corporation.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient assets to maintain ongoing profitability. The Corporation's ability to acquire and develop new projects is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

The Corporation's business is subject to variety of risks and uncertainties. These risks are explained in detail in Note 4 of the audited Consolidated Financial Statements as at

December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 of the Corporation.

Environment
Operations, development and exploration projects could potentially be affected by environmental laws and regulations of the country in which the activities are undertaken. The environmental standards continue to change and the global trend is to a longer, more complex process. Although the Corporation continuously reviews environmental matters and undertakes to comply with changes as expeditiously as possible, there is no assurance that existing or future environmental regulation will not materially adversely affect the Corporation's financial condition, liquidity and results of operation. Certain environmental issues, such as storm events, tailings storage seepage, dust and noise emissions, while having been assessed and strategies based on best practices have been adopted, there can be no assurance an unforeseen event will not occur which could have a material adverse effect on the viability of the Corporation's business and affairs.

Off-Balance Sheet Arrangements
The Corporation has no off-balance sheet arrangements.

Management's Responsibility for Financial Information

The Corporation's financial statements are the responsibility of the Corporation's management, and have been approved by the Board of Directors. The consolidated financial statements were prepared by the Corporation's management in accordance with Canadian and U.S. generally accepted accounting principles. The consolidated financial statements include certain amounts based on the use of estimates and assumptions. Management established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

Forward Looking Statements
This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results to be different than anticipated, estimated or intended. There can be no assurance that such

statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation's website at www.sharperesourcescorporation.com.

\s\ Roland M. Larsen
Roland M. Larsen, President

Heathsville, VA
May 2, 2011

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

Exhibit 12   Section 302 Certifications
Exhibit 13   Section 906 Certifications

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHARPE RESOURCES CORPORATION
(Registrant)

\s\ Roland M. Larsen
Roland M. Larsen, President & CEO

Date: June 29, 2011

EXHIBIT 12

CERTIFICATIONS

I, Roland M. Larsen, certify that:

1. I have reviewed this annual report on Form 20-F of Sharpe Resources Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 29, 2011

\s\ Roland M. Larsen
Roland M. Larsen
President & CEO

CERTIFICATIONS

I, Kimberly L. Koerner, certify that:

1. I have reviewed this annual report on Form 20-F of Sharpe Resources Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 29, 2011

\s\ Kimberly L. Koerner
Kimberly L. Koerner
Director & Treasurer

CERTIFICATIONS

I, Troy Koerner, certify that:

1. I have reviewed this annual report on Form 20-F of Sharpe Resources Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 29, 2011

\s\ Troy. Koerner
Troy Koerner
Director

EXHIBIT 13

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Roland M. Larsen, Chief Executive Officer of Sharpe Resources Corporation ("the Company"), certify that:

1. the annual report on Form 20F of the Company for the fiscal year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Roland M. Larsen
Roland M. Larsen
Chief Executive Officer
June 29, 2011

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Kimberly L. Koerner, Director of Sharpe Resources Corporation ("the Company"), certify that:

1. the annual report on Form 20F of the Company for the fiscal year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kimberly L. Koerner
Kimberly L. Koerner
Director
June 29, 2011

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Troy Koerner, Director of Sharpe Resources Corporation ("the Company"), certify that:

1.   the annual report on Form 20F of the Company for the fiscal year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2.   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Troy Koerner
Troy Koerner
Director
June 29, 2011